Exhibit 99.3

March 6, 2015

To: British Columbia Securities Commission
Ontario Securities Commission

Re: Change of Auditor Notice – Norsat International Inc. (the Company)

We have read the statements made by Norsat International Inc. in the attached copy of change of auditor notice dated March 5, 2015 which we understand will be filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the change of auditor notice dated March 5, 2015.

Yours very truly,

(signed) PricewaterhouseCoopers LLP

Chartered Accountants

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Place, 250 Howe Street, Suite 700, Vancouver, British Columbia, Canada V6C 3S7
T: +1 604 806 7000, F: +1 604 806 7806, www.pwc.com/ca

“PwC” refers to PricewaterhouseCoopers LLP, an Ontario limited liability partnership.

TO:	British Columbia Securities Commission
Ontario Securities Commission

AND TO:	Grant Thornton LLP
AND TO:	PricewaterhouseCoopers LLP

Dear Sirs / Mesdames:

Re: Change of Auditor Notice – Norsat International Inc. (the “Company”)

Pursuant to Section 4.11 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”), the Company hereby gives notice of a change in auditor, as follows:

1.

On March 3, 2015, the Company determined it will not propose Grant Thornton LLP (the “Former Auditor”) for reappointment as the auditor of the Company on the expiry of its term of office at the Annual General Meeting of Shareholders of the Company (or any adjournment thereof) to be held on May 6, 2015 (the “Meeting”);

2.	The Company will propose that the shareholders of the Company appoint at the Meeting PricewaterhouseCoopers LLP (“PwC”) as independent auditor of the Company;

3.

The termination of the Former Auditor and the proposed appointment at the meeting of PwC have been considered and recommended by the Audit Committee of the Company’s Board of Directors and approved by the Board of Directors of the Company;

4.	The Former Auditor’s reports for the Company’s two most recently completed fiscal years, namely the fiscal years ending December 31, 2013 and December 31, 2014, did not express a modified opinion; and

5.	There have been no “reportable events” as defined in NI 51-102 involving the Company and the Former Auditor.

DATED this 5th day of March, 2015

Norsat International Inc.

“Arthur Chin”

Arthur Chin
Chief Financial Officer

1